Filed Pursuant to Rule 253(g)(2)

File No. 024-10919

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 1 DATED OCTOBER 2, 2020

TO THE OFFERING CIRCULAR DATED JULY 10, 2020

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated July 10, 2020, as filed by us with the Securities and Exchange Commission (the “SEC”) on July 10, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Describe our new dividend reinvestment program
•	Announce the election of members of our Board of Directors at the 2020 annual meeting of stockholders

Dividend Reinvestment Plan

On September 25, 2020, the Company adopted a dividend reinvestment plan (“DRIP”). The full text of the DRIP was attached to the Form 1-SA filed by the Company on September 28, 2020 and is incorporated herein by reference. The following is a summary of the DRIP, qualified in its entirety by the contents of the DRIP itself.

Participation in Dividend Reinvestment Plan

Any Company shareholder may participate in the DRIP. For any shareholder that elects to participate (each, a “Participant”), all cash dividends (“Distributions”) on their shares will be reinvested by the Company in the form of newly issued shares of common stock of the Company. To participate, a shareholder must complete an enrollment form or other Company-approved authorization form. 100% of a Participant’s shares are enrolled in the DRIP.

Share Price

Shares purchased through the DRIP will be priced at the share price most recently announced in a public filing with the SEC (the “Current Offering Price”). The number of shares to be credited to each Participant’s account will be determined by dividing the dollar amount of the Distribution by the Current Offering Price. Shares will be purchased through the DRIP on the date that the Company makes a Distribution, subject to certain limitations including the availability of either an effective registration or exemption from registration. The Company will not pay selling commissions on shares of common stock purchased in the DRIP.

Limitations on Participation

A Participant shall not be able to acquire shares under the DRIP to the extent such purchase would cause the Participant to exceed the ownership limits set forth in the Company’s charter documents. Further, issuance of shares under the DRIP is subject to the determination by the Company that there is either an effective registration under applicable federal and state laws regulating the offer and issuance of securities with respect to the shares issuable under the DRIP, or that there are available exemptions from such registration available to the Company.

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Initially, the Company will issue shares to Participants as part of its Regulation A+ Offering. Accordingly, shares issued under the DRIP are subject to the $43,087,736 offering limit set forth in the Offering Circular. The minimum investment required under the Regulation A+ Offering shall be waived for any purchases made through the DRIP. Further, under the terms of SEC Regulation A+, the number of shares that can be purchased by a Participant that is not an “accredited” investor (as defined in SEC Rule 501) is limited based on that Participant’s income and net worth. Where participation in the DRIP may cause an unaccredited investor to exceed his/her/its purchase limits under Regulation A+, the Company may terminate that shareholder’s participation in the DRIP.

Voting

Shares issued through the DRIP shall be common stock and entitled to all voting rights available to common stock of the Company in connection with any matter requiring the vote of the Company’s stockholders.

Tax Consequences of Participation

The reinvestment of Distributions in the DRIP does not relieve Participants of any taxes that may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this DRIP. Specifically, for tax purposes, Participants will be treated as if they have received the Distribution from the Company in cash and then applied such Distribution to the purchase of additional shares of common stock. Prospective participants should consult their tax advisors prior to enrolling in the DRIP.

Termination of Participation

A Participant may terminate participation in the DRIP at any time by delivering to the Company a written notice. For administrative reasons, a withdrawal from participation in the DRIP will be effective with respect to a Distribution only if written notice of termination is received by the Company at least five (5) business days prior to the date of payment of such Distribution.

Amendment or Termination of DRIP by the Company

The Company may amend or terminate the DRIP for any reason upon thirty (30) days’ notice to the Participants. The Company may provide notice by including such information (a) in a Current Report on Form 1-U or in its annual or semi-annual reports, all publicly filed with the SEC or (b) in a separate written electronic correspondence to Participants.

Changes to the Company’s Board of Directors

At the annual meeting of stockholders for the year 2020, all three directors up for reelection, namely Arnold W. Lau, Joseph A. Mantoan, and Malaika Maphalala, were each elected for new, three-year terms. Details of the election results are available in that Form 1-U filed by the Company on August 27, 2020.

Supplement to Exhibits in Offering Circular

The following shall be added as a new exhibit to the Offering Circular:

3.3*	Dividend Reinvestment Plan (incorporated by reference to Exhibit 3.01 to the Company’s Semi-Annual Report filed September 28, 2020)

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